Via EDGAR

January 14, 2009

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CSG Systems, International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 7, 2008
Definitive Proxy Statement Filed April 10, 2008
File No. 0-27512

Dear Mr. Kronforst:

I am writing to you on behalf of CSG Systems International, Inc. (“CSG”), in response to your letter of December 22, 2008 to Mr. Peter E. Kalan of CSG.

For your convenience, we have set forth below the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis (“CD&A”), page 12

1.	We note your response to comment 7 of our letter dated November 26, 2008, in which we asked you to provide us with a quantitative and qualitative analysis of the extent that your Compensation Committee adjusted or discounted each named executive officer’s annual bonus due to the named executive officer’s level of achievement of personal objectives. Please provide a detailed discussion of the tasks and performances that were included in the personal objectives for each named executive officer, and quantify how each named executive officer’s achievement of their individual personal objectives impacted the amount of compensation they received. In your response, please include a representation that you will include similar disclosure, if applicable, in future filings.

Response:

In our two previous responses to the Commission’s inquiry with respect to this matter, we have attempted to articulate and describe from both technical and spirit perspectives the process

Corporate Headquarters   |   9555 Maroon Circle   |   Englewood, CO 80112   |   ph: 303.796.2850

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

January 14, 2009

management and the Compensation Committee performed in evaluating the individual performance of each of the named executive officers (“NEOs”). Briefly, the following key points were included in either the Proxy Statement or our prior responses:

•	The objectives for each of the NEOs generally were task and performance oriented within the context of the particular NEO’s areas of responsibility.

•	The objectives were broadly described rather than involving specific monetary or numerical achievements.

•	The evaluation of any particular NEO’s performance in relation to his personal objectives was therefore to a large extent subjective in nature.

•

Consistent with prior practice, during 2007 the Compensation Committee and the Board of Directors had frequent opportunities to see each NEO in action and could therefore supplement the CEO’s performance commentary with their own experience-based evaluation.

It is important to note that the predominant factor in determining any performance-based NEO bonus payout is the Company’s overall financial results of operations for the relevant fiscal year. The impact of the individual performance evaluation, while important for developmental purposes, could have comparatively minimal impact upon an NEO’s overall compensation when base salary, targeted performance bonus and the value of equity compensation are taken into account.

For example, and for illustrative purposes only, presume an NEO had a base salary of $300,000, a target performance bonus of 65% of base salary and received 35,000 shares of restricted stock vesting over four years at a value of $15 per share. Presuming the NEO had received similar grants in the past, the estimated value of all shares whose restrictions lapse in the relevant year would be $525,000. The total targeted compensation for this hypothetical NEO, including base salary, targeted performance bonus and equity value, would then be $1,020,000. Reducing the individual performance rating in this scenario from 100% to 95% would have an economic impact of only $9,750, representing less than one percent of the NEO’s total target compensation.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

January 14, 2009

We have recently discussed the Commission’s inquiry into this and previous comments, and the substance of our responses with the Staff of the Commission, in an attempt to better explain our processes and our intent so as to enable us to prepare a response satisfactory to the Commission. As a result, the Staff suggested that, in addition to our discussion above, we share with the Commission further details of some of the specific performance objectives applicable to the individual NEO performance evaluations. We discuss some of those objectives below.

COMMON OBJECTIVES. The following objectives had significant commonality amongst the NEOs:

•

Operational and Functional Responsibilities: Each of the NEOs had as a personal objective to manage his assigned areas of accountability. The significance of this objective may vary by NEO depending upon whether the NEO’s responsibility included accountability for profit or loss in a particular area of our business, or simply managing expenses within certain budgetary objectives.

•

Leadership: The Company has seven key corporate values that define our culture, such as “Respect for People” and “Customer Focus.” Each of the NEOs had a personal objective to demonstrate his leadership by living the Company’s corporate values in all of his interactions with customers, colleagues, partners and vendors.

UNIQUE OBJECTIVES. Listed below are some examples of personal objectives that were unique to a particular NEO based upon his areas of responsibility within the Company:

•

Deliver on Key Development Initiatives: As a technology company, we have a technology product roadmap requiring significant software development investments aimed at achieving specified feature and functional milestones. This NEO had as part of his objectives a requirement to meet those development objectives.

•

Key Customers: A significant portion of our revenue is derived from a small number of key clients, and therefore a key objective is to ensure that these relationships remain healthy and, when applicable, key contracts are renewed under terms satisfactory to both parties.

•

Staff Development: Succession planning and development of key staff is an important company-wide objective. One NEO had as an objective for 2007 to address the development of a specific key staff member, with a goal of ensuring career development for this individual as well as executing on a portion of this NEO’s succession plan.

•

Growth Initiatives: One NEO had as an objective to execute on specific aspects of the Company’s merger, acquisition and partnership strategy. This strategy is multi-faceted with respect to the type of growth we believe is most likely to give the greatest return to our shareholders on our capital deployment decisions. Executing on this growth plan can be affected by a wide variety of factors, including the market for potential target companies, the availability of credit under acceptable terms and changing market and customer needs.

We are hopeful that this additional context and detail associated with the personal performance objectives of our NEOs give the Commission greater, and satisfactory, insight into the manner in which the personal performance of our NEOs is evaluated by the Compensation Committee. We will include similar disclosures, if applicable, in our future filings.

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

January 14, 2009

***********

If you have any questions related to the information contained herein, please do not hesitate to contact me at (303)-796-3955.

Sincerely,

/s/ Joseph T. Ruble
Joseph T. Ruble
Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

cc:	Mr. Peter E. Kalan, Chief Executive Officer and President
Mr. Randy R. Wiese, Executive Vice President and Chief Financial Officer
Mr. Jeffrey Knight, KPMG LLP